
UNITEDSTATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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.NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52119

A⅄

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01\01\05___ AND ENDING ___12\31\05___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NEW CASTLE FINANCIAL GROUP, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___535 Broad Hollow Rd, Second floor, Suite B-52___

(No. and Street)

___Melville___   ___NY___   ___11747___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Mark Pelletieri (516) 496-1500___

              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___EGO & Company, P.C.___

     (Name – *if individual, state last, first, middle name*)

___7600 Georgia Ave, NW, Suite 206, Washington DE 20012___

(Address)   (City)   (State)   (Zip Code)

PROCESSED

JUN 0 8 2006

THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAIL PROCESSING SECTION

RECEIVED

MAR 0 1 2006

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _MARK PELLETIERI_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

New Castle Financial Group, Inc , as

of _12/31_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____ 2/24/06
Notary Public

_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AUDIT REPORT
OF
NEW CASTLE FINANCIAL GROUP, INC.

FISCAL YEAR ENDED DECEMBER 31, 2005

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
(INDEPENDENT AUDITOR'S REPORT THEREON)

NEW CASTLE FINANCIAL GROUP, INC.

DECEMBER 31, 2005

Table of Contents



EGO & COMPANY, P.C.

Certified
Public Accountants

Management
Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
New Castle Financial Group, Inc.
Melville, NY

We have audited the accompanying balance sheet of New Castle Financial Group, Inc. (NCFG), as of December 31, 2005 and 2004, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of NCFG's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Castle Financial Group, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements described in the first paragraph. The accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. The information in those schedules has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ego & Company, P.C.

Washington, DC
February 22, 2006

7600 Georgia Avenue, N.W.
Suite 206
Washington, DC 20012

Tel 202-726-4050
Fax 202-726-4051
Cell 301-529-6559

NEW CASTLE FINANCIAL GROUP, INC.
Balance Sheet
December 31, 2005
(With Comparative Totals for Fiscal Year 2004)

	2005	2004
Assets:		
Cash (Note 3)	$ 4,921	4,213
Commission Receivable	30,908	15,207
Clearing Deposit (Note 4)	40,034	30,000
Security deposit	5,063	-
Total Assets	$ 80,926	$ 49,420
Liabilities & Owners' Equity:		
Liabilities:		
Accounts Payable	$ 17,277	3,518
Commission Payable	$ 2,500	-
Payroll liability	9,034	5,077
Total Liabilities	28,811	8,595
Stockholders' Equity		
Common Stock	11,000	11,000
Additional paid-in-capital	117,786	117,786
Retained Earnings	(76,671)	(87,961)
Total Owners' Equity	52,115	40,825
Total Liabilities & Owners' Equity	$ 80,926	$ 49,420

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL GROUP, INC.
Income Statement
For the Year Ended December 31, 2005
(With Comparative Totals for Fiscal Year 2004)

	2005	2004
REVENUES:		
Commissions revenue	$ 1,231,228	247,265
Other income	39,060	40
Total Revenues	1,270,288	247,305
EXPENSES:		
Payroll expense	681,351	90,867
Advertising	10,732	500
Clearing charges	64,916	114,911
Payroll taxes	51,885	7,447
Professional fees	304,333	25,773
Rent	38,653	8,415
Insurance	31,592	3,041
Postage & delivery	4,532	26
Equipment rental & repairs	2,631	-
Licenses & permits	1,258	-
Office supplies	12,707	-
Utilities	2,710	-
Travel & Entertainment	5,690	-
Telephone	22,437	4,609
Bank service charges	1,777	544
Web Hosting/internet	1,803	-
Miscellaneous expense	19,991	89
Total Expenses	1,258,998	256,222
Income before provision of taxes	11,290	(8,917)
Provision of taxes	-	-
Net Income/(Loss)	$ 11,290	$ (8,917)

The accompanying notes are an integral part of these financial statements

3

NEW CASTLE FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005
(With Comparative Totals for Fiscal Year 2004)

	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ 11,290	(9,364)
Adjustments to reconcile net income to		
net cash flows from operating activities		
Amortization	-	447
(Increase)/decrease in accounts receivable	-	1,182
(Increase)/decrease in commission receivable	(15,701)	7,287
(Increase)/decrease in clearing deposits	(10,034)	-
(Increase)/decrease in security deposits	(5,063)	-
Increase/(decrease) in accounts payable	13,759	(295)
Increase/(decrease) in commission payable	2,500	(28,749)
Increase/(decrease) in payroll liabilities	3,957	5,077
Net Cash Provided by (Used in) Operating Activities	708	(24,415)
CASH FLOW FROM INVESTING ACTIVITIES		
Net acquisition of assets	-	-
Net Cash Used in Investing Activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Net proceeds from owners' capital	-	23,378
Net Cash Provided by Financing Activities	-	23,378
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENT	708	(1,037)
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	4,213	5,250
CASH AND CASH EQUIVALENT, END OF YEAR	$ 4,921	$ 4,213

The accompanying notes are an integral part of these financial statements

4

1. **Organization**

New Castle Financial Group, Inc. (NCFG), formerly known as Trade Wall Street, Inc., had a change in ownership during fiscal year 2004. It was incorporated in the state of Delaware in October 1999 to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker. NCFG also gives its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction online. NCFG operates brokerage services through two clearing organizations: Pension Financial Services, Inc. and North American Clearing, Inc. NCFG's clients send money directly to the clearing organizations for deposit into NCFG accounts. NCFG collects commission fees for its services to its clients. NCFG is currently registered to do business in 13 states, but aims to register in most states of the United States.

The organization changed its name first from "Trade Wall Street, Inc" to "New Castle Securities Corp.", and on October 27, 2003, the organization again changed its name from "New Castle Securities Corp." to its current name of "New Castle Financial Group Inc".

2. **Summary of Significant Accounting Policies**

   a. **Basis of Accounting**

   NCFG has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned rather than when cash is received, and expenses and purchases of assets are recognized when the obligation is incurred rather than when cash is disbursed.

   b. **Cash and Cash Equivalents**

   For financial statement purposes, NCFG considers demand deposits and money market funds to be cash and cash equivalents.

   c. **Equipment, Furniture & Fixtures and Related Depreciation**

   NCFG capitalizes all expenditures greater than $500 for furniture and equipment. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. Organizational costs are capitalized and amortized over 60 months using straight-line method.

d.   Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Cash and Cash Equivalents

NCFG receives all of its revenue from fees charged for its brokerage services. During the year, NCFG maintained two checking accounts at Bank of America and United Bank.   The total cash balances at December 31, were as follows:

	2005	2004
Checking –Bank of America	$ (5,184)	$ 4,171
Checking – United Bank	-0-	42
Money Market Acct- Bank of America	10,105	-0-
Total	$ 4,921	$ 4,213

4. Clearing Deposit

NCFG held a clearing deposit with Pension Financial Services, Inc and North American Clearing, Inc. as requirement for NCFG to do business with the clearing organizations. At December 31, 2005 and 2004, the balance in this reserve account amounted to $40,034 and $30,000, respectively.

NEW CASTLE FINANCIAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

Schedule A

1. **Changes in Stockholders' Equity:**

Balance, Beginning of period	$	40,825
Net income/ (loss)		11,290
Additions (includes non-conforming capital of $0)		-
Deductions (includes non=conforming capital of $0)		-
Balance, end of period	$	52,115

NEW CASTLE FINANCIAL GROUP, INC.
Computation of Net Capital Under 240.15c3-1
December 31, 2005

Schedule B

Account Name	Allowable Assets	Non-Allowable Assets	Aggregate Indebtedness	Other Liabilities	Capital Accounts
Cash (Note 3)	$ 4,921	$ -	$ -	$ -	$ -
Commission receivable	$ 30,908				
Clearing deposit	40,034				
Security deposits	5,063				
Accounts payable				(17,277)	
Commission payable				(2,500)	
Payroll liabilities				(9,034)	
Common stock					(11,000)
Additional paid-in-capital					(117,786)
Retained earnings					87,961
Net income					(11,290)
Totals	$ 80,926	$ -	$ -	$ (28,811)	$ (52,115)

2. **NET CAPITAL COMPUTATION:**

Total Assets	$ 80,926
Less: Total Liabilities	(28,811)
Net Worth	52,115
Less: Subordinated Loans (approved)	-
Adjusted Net Worth	52,115
Less: Non-Allowable Assets	-
Tentative Net Worth	52,115
Haircuts	-
Undue Concentration haircuts	-
Net Capital	52,115
Less: Minimum Required Net Capital per SEC rule 15c3-1	(5,000)
Excess Net Capital	$ 47,115

3. **Reconciliation of Differences:**

No material differences exist between the computation of net capital above and the New Castle Financial Group, Inc.'s unaudited most recent Part II or Part IIA filings.

The accompanying notes are an integral part of these schedules

Schedule C

4. **A Compuation for Determination of the Reserve Requirements**

   New Castle Financial Group, Inc. is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

5. **A reconciliation, including appropriate explanations of the audited computation of 15c3-3 Reserve Requirements and the broker's or dealer's corresponding unaudited most recent Part II or Part IIA filing shall be filed with said report when material differences exist. If no material differences exist, a statement so indicating shall be filed.**

   New Castle Financial Group, Inc. is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

6. **Information Relating to the Possession or Control Requirements**

   New Castle Financial Group, Inc. is a fully disclosed Broker Dealer and is exempt from this requirement.

7. **A Statement of Changes in Liabilities Subordinated to Claims of General Creditors**

   There were no general creditors as of December 31, 2005

8. **A report describing any material inadequacies found to exist**

   There were no material inadequacies found by auditors to exist (see Report on page 10).

9. **A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation**

   No such differences exist because New Castle financial Group, Inc. does not have subsidiaries that would require a consolidated financial condition for New Castle Financial Group, Inc.

The accompanying notes are an integral part of these schedules



EGO & COMPANY, P.C.

Certified
Public Accountants

Management
Consultants

**Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3**

To the Board of Directors
New Castle Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental
schedules of New Castle Financial Group, Inc, (NCFG), for the year ended December 31,
2005, we considered its internal control, including control activities for safeguarding
securities, in order to determine our auditing procedures for the purpose of expressing our
opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
we have made a study of the practices and procedures followed by NCFG including tests
of such practices and procedures that we considered relevant to the objectives stated in
rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or
aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance
with the exemptive provisions of rule 15c3-3. Because NCFG does not carry securities
accounts for customers or perform custodial functions relating to customer securities, we
did not review the practices and procedures followed by NCFG in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section
   8 of Federal Reserve Regulation T of the Board of Governors of the Federal
   Reserve Systems

The management of NCFG is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of controls and of the practices and
procedures referred to in the preceding paragraph and to assess whether those practices
and procedures can be expected to achieve the SEC's above-mentioned objectives. Two
of the objectives of internal control and the practices and procedures are to provide
management with reasonable but not absolute assurance that assets for which NCFG has
responsibility are safeguarded against loss from unauthorized use or disposition and that
transactions are executed in accordance with management's authorization and recorded

7600 Georgia Avenue, N.W.
Suite 206
Washington, DC 20012

Tel 202-726-4050
Fax 202-726-4051
Cell 301-529-6559

properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that NCFG's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Washington, DC
February 22, 2006